Creating a Global Leader in Online Dating May 25, 2017 Filed by Blitz 17-655 SE pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Spark Networks, Inc. Commission File No. of Spark Networks, Inc.: 001-32750 May 23, 2017

Safe Harbor Statement Non-GAAP Financial Metrics Guidance for 2018 for the combined company does not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark and EliteSingles are not able to provide a reconciliation of the combined company's non-GAAP financial guidance to the corresponding U.S. GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs. A historical reconciliation of Spark Networks non-GAAP financial metrics to the corresponding U.S. GAAP measures can be found in the appendix of this presentation. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ or EliteSingles’ or the combined company’s performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither Spark Networks nor EliteSingles assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition, the assumptions and estimates underlying the combined company’s future financial operating results are inherently uncertain and, although considered reasonable, are subject to business and economic risks and uncertainties that could cause actual results to differ materially from estimates contained in this presentation. Inclusion of these estimates should not be regarded as a representation by any person that such results will be achieved. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination to the existing brand portfolio, statements about the ability to drive superior growth or achieve cost savings, statements about becoming the global leader in premium dating, statements about the ability to leverage strengths of each company to provide exceptional user experience and drive shareholder value, statements about the expected size of the combined company, statements about the projected financial results of the combined company for 2018, statements about the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Spark Networks’ share price before closing, including as a result of the financial performance of EliteSingles prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark Networks and EliteSingles operate; (iv) the ability to promptly and effectively integrate the businesses of Spark Networks and EliteSingles; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in Spark Networks’ public filings with the U.S. Securities and Exchange Commission (“SEC”). For more information, see the risk factors described in Spark Networks’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. How to Find Further Information This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between Spark Networks and EliteSingles. The proposed transaction will be submitted to the shareholders of Spark Networks for their consideration. In connection with the proposed transaction, Spark Networks SE will file with the SEC a registration statement on Form F-4 that will include the proxy statement of Spark that also constitutes a prospectus of Spark. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Spark stockholder entitled to vote at Spark’s stockholder meeting. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from Spark Networks’ website (www.spark.net) under the link “Investor Relations” and then under the tab “SEC Filings” or by directing request to investor@spark.net. Participants in Solicitation Spark Networks and its directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from Spark Networks’ stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Spark Networks’ stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about Spark Networks’ executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2017 and in its Annual Report on Form 10-K filed with the SEC on March 22, 2017. You can also obtain free copies of these documents from Spark Networks using the contact information above.

Creating a Global Leader in Online Dating Increased scale Creates one of the world’s largest online dating providers Nearly 500,000 pro forma paid subscribers at period ending March 31, 2017 Over $115 million in revenue on a pro forma basis (LTM ending March 31, 2017) Diverse Global platform Compelling portfolio of online dating brands catering to a broad spectrum of users Diverse and balanced global footprint with presence across 26 countries Data driven approach to marketing and customer experience provides platform for innovation Attractive Financial Position Improved revenue and cash flow generation with highly achievable cost savings Increased flexibility to invest in future growth opportunities Expect to deliver $118-$122 million in revenue and $18-$22 million in Adj. EBITDA in FY 2018 Scale, global platform and financial strength to drive shareholder value in today’s consolidating online dating market

Transaction Overview

Transaction Structure	• Stock-for-stock merger • The new public entity will be listed on the NYSE MKT exchange through an American Depositary Receipt ("ADR") • Pro forma ownership: 75% EliteSingles (Affinitas GmbH) shareholders and 25% Spark Networks shareholders
Leadership & Governance	• Jeronimo Folgueira (EliteSingles) will serve as Chief Executive Officer • Robert O'Hare (Spark Networks) will serve as Chief Financial Officer • Michael Schrezenmaier (EliteSingles) will serve as Chief Operating Officer • 7 member Board: 3 EliteSingles selections, 1 Spark Networks selection, and 3 to be agreed by EliteSingles and Spark
Combined Company	• Combined company will be named Spark Networks SE and domiciled in Germany • Headquartered in Berlin, Germany with U.S. offices in New York and Utah • Pro forma balance sheet expected to have over $10 million in cash and cash equivalents at closing
Closing Considerations	• Transaction expected to close in Q4 2017 • Shareholders representing approximately 35% of the outstanding Spark Networks shares have agreed to vote in favor of the transaction • Subject to Spark shareholder approval and the satisfaction of certain other customary closing conditions

Elite SINGLES | sparknetworks Igniting Relationships
3

Snapshot of Combined Company

Greater Scale*
(Revenue $mm)



Spark Networks
$32
EliteSingles
~$86
Spark Networks SE
~$118
International
North America

Enhanced Profitability*
(Adj. EBITDA $mm)



Spark Networks
$5
EliteSingles
~$8
Spark Networks SE
~$13

2018 Outlook
($mm)

Revenue
$118 - $122 million

Adj. EBITDA
$18 - $22 million

*LTM financials as of March 31, 2017. Financials are pro forma and unaudited.
EliteSingles results shown on a constant currency basis. Assumes USD / EUR exchange rate of 1.09

Elite Singles | sparknetworks Igniting Relationships
4

Current & Long Term Target Margins Note: Figures are unaudited and exclude the impact of Stock Based Compensation expense. Elite Singles results are presented in accordance with German GAAP. * Excludes transaction fees, executive severance and other one-time charges.

EliteSingles Overview 26 Countries, 14 Languages Multi-Channel Platform Brand Mix Other Information ~250 employees with 30+ nationalities Offices in Berlin (headquarters) and Paris Over 40 million registered users worldwide Top 5 countries by revenues: France, US, UK, Canada and Australia

EliteSingles Evolution 2009 2010 2011 2012 2013 2014 2015 2016 Launched eDarling in Germany as the first market Invested in the company Entry into English-speaking markets under the EliteSingles brand EliteSingles Enters US Market Acquired French competitor Attractive World on 30th Sep 2016 Early Investors Rapid international expansion: France, Spain, Netherlands, Russia, Poland, etc. Sold position in the company

EliteSingles Brand Awareness by Market eDarling EliteSingles Aided Brand Awareness Note: Figures based on Company market research. Awareness figures depicted are “aided” brand awareness.

EliteSingles Key Metrics LTM financials as of March 31, 2017. Financials are pro forma and unaudited. EliteSingles results shown on a constant currency basis.  Assumes USD / EUR exchange rate of 1.09

Strong Portfolio of Brands EliteSingles Spark Networks 369,000 paid subscribers (Q1 2017) 120,000 paid subscribers (Q1 2017) Powerful portfolio of brands with nearly 500,000 total paid subscribers

Clear Brand Positioning The Match Group (new) Spark Networks SE Premium Freemium Casual/Chat Serious long-term relationships Advertising The Meet Group

A Stronger Group to Drive Shareholder Value Growth Opportunities Increase Competitiveness Cost Savings EliteSingles expected to continue its strong growth momentum, especially in the US where brand awareness remains below 15% Marketing push to stabilize, and ultimately grow, Spark’s brands Internationalization of Attractive World and the Spark brands Addition of new brands to the portfolio Leverage large and innovative product and technology teams to develop market leading products and platforms Ability to increase investment on mobile apps Shared learnings, marketing efficiencies, and clear brand positioning Opportunities to cross-sell and potentially share matching pool over time Combine operations Economies of scale and a high operating leverage business model Target: +$5m in annualized cost savings

Creating a Global Leader in Online Dating Increased scale Diverse Global platform Attractive Financial Position Scale, global platform and financial strength to drive shareholder value in today’s consolidating online dating market

Appendix

Spark Historical Non-GAAP Reconciliations Reconciliation of Net Loss to Adjusted EBITDA: LTM FY 2016 Q1'17 Q1'16 3/31/17 Net loss (6,890) $ (2,125) $ (3,408) $ (5,607) $ Interest expense 83 22 13 92 Income tax (benefit) provision (1,028) 47 67 (1,048) Depreciation 3,234 1,708 712 4,230 Impairment of intangible and long-lived assets 4,629 9 39 4,599 Amortization of intangible assets 293 49 78 264 Non-cash currency translation adjustments (66) (253) (154) (165) Stock-based compensation 982 160 322 820 Non-recurring legal, financing, acquisition, and severance costs 1,234 514 64 1,684 Adjusted EBITDA 2,471 $ 131 $ (2,267) $ 4,869 $